UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 31, 2025, titled “Rail Vision Announces Second Half and Full Year 2024 Financial Results: Reports Strong Revenue Growth for the Full Year 2024, Driven by Key Orders and Market Expansion.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on March 31, 2025, titled “Rail Vision Announces Second Half and Full Year 2024 Financial Results: Reports Strong Revenue Growth for the Full Year 2024, Driven by Key Orders and Market Expansion”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 31, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer